Exhibit 99.1

March 22, 2023

COMPLETION OF PREVIOUSLY ANNOUNCED SALE OF THE GOLAR SEAL PURSUANT TO AN AGREEMENT DATED FEBRUARY 20, 2023

Bermuda, March 22, 2023: Reference is made to the press release published by Cool Company Ltd. (“CoolCo” or the “Company”) on February 20, 2023 regarding the announcement that the Company had entered into an agreement to sell the Golar Seal (IMO: 9624914) (the “Vessel”) for $184.3 million.

CoolCo announces today that it has completed the sale and delivered the Vessel to the buyer.

ABOUT COOLCO

CoolCo is a growth-oriented owner, operator and manager of fuel-efficient liquefied natural gas (“LNG”) carriers. Using its integrated, in-house vessel management platform, CoolCo provides charterers and third-party LNG vessel owners with modern and flexible management and transportation solutions, delivering a lesser-emitting form of energy that supports decarbonization efforts, economic growth, energy security, and improvements in quality of life. CoolCo intends to leverage its industry relationships to make further accretive acquisitions of in-service LNGCs, and to selectively pursue newbuild opportunities.

Additional information about CoolCo can be found at www.coolcoltd.com.

For further information, please contact:

ir@coolcoltd.com

This information is subject to the disclosure requirements in Regulation EU 596/2014 (MAR) article 19 number 3 and section 5-12 of the Norwegian Securities Trading Act.